SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 5)1

                                Tandycrafts, Inc.
--------------------------------------------------------------------------------
                                (Name of issuer)

                          COMMON STOCK, $1.00 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of class of securities)

                                    875386104
--------------------------------------------------------------------------------
                                 (CUSIP number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                 505 Park Avenue
                            New York, New York 10022
                                 (212) 753-7200
--------------------------------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                  June 5, 2000
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

         Note. six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 23 Pages)



--------
     1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

                  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-----------------------------------             --------------------------------
CUSIP No. 875386104                   13D         Page 2 of 23 Pages
-----------------------------------             --------------------------------


================================================================================
     1         NAME OF REPORTING PERSONS
               S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                                  STEEL PARTNERS II, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY
--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OR ORGANIZATION

                     DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    1,537,100
  OWNED BY
    EACH       -----------------------------------------------------------------
 REPORTING
PERSON WITH
                   8      SHARED VOTING POWER

                                 -0-
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                 1,537,100
               -----------------------------------------------------------------
                  10         SHARED DISPOSITIVE POWER

                                 -0-
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     1,537,100
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     12.8%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     PN
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------------------             --------------------------------
CUSIP No. 875386104                   13D         Page 3 of 23 Pages
-----------------------------------             --------------------------------


================================================================================
     1         NAME OF REPORTING PERSONS
               S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                                    WARREN LICHTENSTEIN
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     00
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OR ORGANIZATION

                     USA
--------------------------------------------------------------------------------
 NUMBER OF         7       SOLE VOTING POWER
   SHARES
BENEFICIALLY                     1,537,100
  OWNED BY
    EACH       -----------------------------------------------------------------
 REPORTING
PERSON WITH
                   8       SHARED VOTING POWER

                                 - 0 -
               -----------------------------------------------------------------
                   9       SOLE DISPOSITIVE POWER

                                 1,537,100
               -----------------------------------------------------------------
                  10       SHARED DISPOSITIVE POWER

                                 - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     1,537,100
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     12.8%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------------------             --------------------------------
CUSIP No. 875386104                   13D         Page 4 of 23 Pages
-----------------------------------             --------------------------------


================================================================================
     1        NAME OF REPORTING PERSONS
              S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                                     MARK E. SCHWARZ
--------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3        SEC USE ONLY

--------------------------------------------------------------------------------
     4        SOURCE OF FUNDS*
                    00
--------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEM 2(d) OR 2(e)                                  / /
--------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OR ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF        7         SOLE VOTING POWER
   SHARES
BENEFICIALLY                      264,200
  OWNED BY
    EACH       -----------------------------------------------------------------
 REPORTING
PERSON WITH
                  8         SHARED VOTING POWER

                                  - 0 -
               -----------------------------------------------------------------
                  9         SOLE DISPOSITIVE POWER

                                  264,200
               -----------------------------------------------------------------
                 10         SHARED DISPOSITIVE POWER

                                  - 0 -
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
              PERSON

                    264,200
--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*                                                / /
--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    2.2%
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------------------             --------------------------------
CUSIP No. 875386104                   13D         Page 5 of 23 Pages
-----------------------------------             --------------------------------


--------------------------------------------------------------------------------
     1         NAME OF REPORTING PERSONS
               S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                                 NEWCASTLE PARTNERS, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                        WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OR ORGANIZATION

                        TEXAS
--------------------------------------------------------------------------------
 NUMBER OF             7         SOLE VOTING POWER
   SHARES
BENEFICIALLY                              264,200
  OWNED BY
    EACH
 REPORTING     -----------------------------------------------------------------
PERSON WITH
                       8         SHARED VOTING POWER

                                          - 0 -
               -----------------------------------------------------------------
                       9         SOLE DISPOSITIVE POWER

                                          264,200
              ------------------------------------------------------------------
                      10         SHARED DISPOSITIVE POWER

                                          - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                        264,200
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                        2.2%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                        PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------------------             --------------------------------
CUSIP No. 875386104                   13D         Page 6 of 23 Pages
-----------------------------------             --------------------------------


================================================================================
     1         NAME OF REPORTING PERSONS
               S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                                    JAMES R. HENDERSON
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OR ORGANIZATION

                     USA
--------------------------------------------------------------------------------
 NUMBER OF         7       SOLE VOTING POWER
   SHARES
BENEFICIALLY                     - 0 -
  OWNED BY
    EACH       -----------------------------------------------------------------
 REPORTING
PERSON WITH
                   8       SHARED VOTING POWER

                                 - 0 -
               -----------------------------------------------------------------
                   9       SOLE DISPOSITIVE POWER

                                 - 0 -
               -----------------------------------------------------------------
                  10       SHARED DISPOSITIVE POWER

                                 - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     - 0 -
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     0%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------------------             --------------------------------
CUSIP No. 875386104                   13D         Page 7 of 23 Pages
-----------------------------------             --------------------------------


================================================================================
     1         NAME OF REPORTING PERSONS
               S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                                       GLEN KASSAN
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OR ORGANIZATION

                     USA
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    - 0 -
  OWNED BY
    EACH
 REPORTING     -----------------------------------------------------------------
PERSON WITH
                   8      SHARED VOTING POWER

                                - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                - 0 -
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     - 0 -
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     0%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------------------             --------------------------------
CUSIP No. 875386104                   13D         Page 8 of 23 Pages
-----------------------------------             --------------------------------


================================================================================
     1         NAME OF REPORTING PERSONS
               S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                                       HAROLD SMITH
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OR ORGANIZATION

                     USA
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    - 0 -
  OWNED BY
    EACH
 REPORTING     -----------------------------------------------------------------
PERSON WITH
                   8      SHARED VOTING POWER

                                - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                - 0 -
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     - 0 -
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     0%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------------------             --------------------------------
CUSIP No. 875386104                   13D         Page 9 of 23 Pages
-----------------------------------             --------------------------------


         The following  constitutes  Amendment No. 5 ("Amendment  No. 5") to the
Schedule 13D filed by the undersigned (the "Schedule 13D"). This Amendment No. 5 amends the Schedule 13D as specifically set forth.

  Item 2 is hereby amended and restated in its entirety to read as follows:

Item 2.       Identity and Background.

              (a) This Statement is filed on behalf of Steel Partners II, L.P., a Delaware limited partnership ("Steel Partners II"), Warren G. Lichtenstein, Newcastle Partners, L.P., a Texas limited partnership ("Newcastle"), Mark E. Schwarz, James R. Henderson, Glen Kassan and Harold Smith.

              Steel Partners L.L.C., a Delaware limited liability company ("Partners LLC"), is the general partner of Steel Partners II. The sole executive officer and managing member of Partners LLC is Warren G. Lichtenstein, who is Chairman of the Board, Chief Executive Officer and Secretary.

              Newcastle is a Texas limited partnership. Mark E. Schwarz is the sole general partner of Newcastle. The principal business of Newcastle is the purchase, sale, exchange, acquisition and holding of investment securities.

              James R. Henderson and Glen Kassan are employees of Steel Partners II.

              Harold Smith is a retired consultant.

              Each of the foregoing are referred to as a "Reporting Person" and collectively as the "Reporting Persons". By virtue of his position with Steel Partners II, Mr. Lichtenstein has the power to vote and dispose of the Issuer's Shares owned by Steel Partners II. By virtue of his position with Newcastle, Mark E. Schwarz has the power to vote and dispose of the Issuer's shares owned by Newcastle. Each of the Reporting Persons is party to a Joint Filing Agreement as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

              (b) The principal business address of Steel Partners, Warren Lichtenstein, James R. Henderson and Glen Kassan is 150 East 52nd Street, 21st Floor, New York, New York 10022.

              The principal place of business of Mark Schwarz is 1601 Elm Street, Suite 4000, Dallas, Texas 75201.

-----------------------------------             --------------------------------
CUSIP No. 875386104                   13D         Page 10 of 23 Pages
-----------------------------------             --------------------------------


              The principal business address of Newcastle is 4020 Windsor Avenue, Dallas, Texas 75205.

              The principal business address of Harold Smith is 4230 Deste Court, Apartment 102, Lake Worth, Florida 33467.

              (c) The principal business/occupation of Steel Partners II and Messrs. Lichtenstein, Henderson and Kassan is investing in the securities of small cap companies.

              The principal business/occupation of Newcastle and Mr. Schwarz is the purchase, sale, exchange, acquisition and holding of investment securities.

              Mr. Smith is retired.

              (d) No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

              (e) No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such law.

              (f) Messrs. Lichtenstein, Schwarz, Henderson, Kassan and Smith are citizens of the United States of America.

  Item 4 is hereby amended to include the following:

Item 4.       Purpose of the Transaction

              On June 6, 2000, Steel Partners II delivered a letter to the Issuer's Board of Directors, a copy of which is attached as an exhibit hereto and incorporated herein by reference, requesting the Board consider hiring a nationally recognized investment banking firm in order to effect a sale or merger transaction of the Issuer as a means of maximizing stockholder value.

              On June 5, 2000, Steel Partners II delivered a letter to the Issuer, a copy of which is attached as an exhibit hereto and incorporated herein by reference, to nominate (the "Nomination Letter") for Warren G. Lichtenstein, Mark E. Schwarz, James R. Henderson, Glen Kassan and Harold Smith, as set forth therein, to the Issuer's Board of Directors at the Annual Meeting of Stockholders of the Issuer scheduled to be held on November 8, 2000.

-----------------------------------             --------------------------------
CUSIP No. 875386104                   13D         Page 11 of 23 Pages
-----------------------------------             --------------------------------


              On December 7, 1999, Messrs. Lichtenstein and Schwarz entered into a Joint Filing Agreement, which was subsequently amended on May 31, 2000 to include Messrs. Henderson, Kassan and Smith, copies of each which are attached as an exhibit hereto and incorporated herein by reference, reflecting their agreement to form a group and, among other things, to seek to nominate the nominees set forth to the Board of Directors of the Issuer. The Reporting Persons anticipate filing proxy solicitation materials with the Securities and Exchange Commission in order to solicit proxies from the stockholders of the Issuer in order to elect its nominees to the Issuer's Board of Directors at the 2000 Annual Meeting.

              No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of
Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed above. Depending on various factors including, without limitation, the Issuer's financial position and investment strategy, the price levels of the Common Stock, conditions in the securities markets and general economic and industry conditions, each of the Reporting Persons may in the future take such actions with respect to its investment in the Issuer as it deems appropriate including, without limitation, purchasing additional Shares of Common Stock or selling some or all of its Shares or to change its intention with respect to any and all matters referred to in Item 4. Except as set forth above, the Reporting Persons have no agreements or understandings between themselves with respect to the voting or disposition of the Common Stock of the Issuer.

  Items 5(a) and 5(b) are hereby amended and restated in their entirety to read as follows:

Item 5.       Interest in Securities of the Issuer.

              (a) and (b) The aggregate percentage of Shares of Common Stock reported owned by each person named herein is based upon 12,138,835 Shares outstanding, which is the total number of Shares of Common Stock outstanding as reported in the Issuer's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2000.

              As of the close of business on June 5, 2000, Steel Partners II beneficially owns 1,537,100 Shares of Common Stock, constituting approximately 12.7% of the Shares outstanding. Mr. Lichtenstein beneficially owns 1,537,100 Shares, representing approximately 12.7% of the Shares outstanding. Mr. Lichtenstein has sole voting and dispositive power with respect to the 1,537,100 Shares owned by Steel Partners II by virtue of his authority to

-----------------------------------             --------------------------------
CUSIP No. 875386104                   13D         Page 12 of 23 Pages
-----------------------------------             --------------------------------



vote and dispose of such Shares. All of such Shares were acquired in open-market transactions.

              As of the close of business on June 5, 2000, Newcastle beneficially owns 264,200 Shares of Common Stock, constituting approximately 2.2% of the Shares outstanding. Mr. Schwarz beneficially owns 264,200 Shares, representing approximately 2.2% of the Shares outstanding. Mr. Schwarz has sole voting and dispositive power with respect to the 264,200 Shares owned by Newcastle by virtue of his authority to vote and dispose of such Shares. All of such Shares were acquired in open-market transactions. Messrs. Henderson, Kassan and Smith do not own any Shares of the Issuer.

  Item 6 is hereby amended and restated in its entirety to read as follows:

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

              On December 7, 1999 Messrs. Lichtenstein and Schwarz Persons entered into a Joint Filing Agreement, which was amended on May 31, 2000 to include Messrs. Henderson, Kassan and Smith, reflecting their agreement to form a group to, among other things, evaluate whether the Reporting Persons may want to nominate a slate of directors at next annual meeting of stockholders (or to solicit written consents or votes to obtain a change in the Board of Directors of Tandycrafts) or consider other matters for approval by the Issuer's stockholders. A copy of each of the Joint Filing Agreement and amendment thereto is filed as an exhibit to this Schedule 13D and incorporated herein by reference.

              Other than as described herein, there are no contracts, arrangements or understandings among the Reporting Persons, or between the Reporting Persons and any other Person, with respect to the securities of the Issuer.

  Item 7 is hereby amended in its entirety to read as follows:

Item 7.       Material to be Filed as Exhibits.

              1. Joint Filing Agreement between Steel Partners and Warren G. Lichtenstein (previously filed).

              2. Joint Filing Agreement between Steel Partners II, L.P., Warren Lichtenstein, Newcastle Partners, L.P. and Mark E. Schwarz dated as of December 7, 1999 (previously filed).

-----------------------------------             --------------------------------
CUSIP No. 875386104                   13D         Page 13 of 23 Pages
-----------------------------------             --------------------------------


              3. Amendment No. 1 to Joint Filing Agreement between Steel Partners II, L.P., Warren Lichtenstein, Newcastle Partners, L.P., Mark Schwarz, James Henderson, Glen Kassan and Harold Smith dated as of May 31, 2000.

              4. Director Nomination Letter from Steel Partners II to Tandycrafts, Inc., dated June 5, 2000.

              5. Letter to the Board of Directors of Tandycrafts, Inc., dated June 6, 2000.

-----------------------------------             --------------------------------
CUSIP No. 875386104                   13D         Page 14 of 23 Pages
-----------------------------------             --------------------------------


                                   SIGNATURES

                  After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  June 6, 2000                 STEEL PARTNERS II, L.P.

                                       By: Steel Partners, L.L.C.
                                           General Partner

                                       By: /s/ Warren G. Lichtenstein
                                          --------------------------------------
                                            Warren G. Lichtenstein
                                            Chief Executive Officer


                                       /s/ WARREN G. LICHTENSTEIN
                                       -----------------------------------------
                                       WARREN G. LICHTENSTEIN


                                     NEWCASTLE PARTNERS, L.P.

                                       By:/s/ Mark E. Schwarz
                                          --------------------------------------
                                          Mark E. Schwarz
                                          General Partner

                                       /s/ Mark E. Schwarz
                                       -----------------------------------------
                                       Mark E. Schwarz


                                       /s/ James R. Henderson
                                       -----------------------------------------
                                       James R. Henderson


                                       /s/ Glen Kassan
                                       -----------------------------------------
                                       Glen Kassan


                                       /s/ Harold Smith
                                       -----------------------------------------
                                       Harold Smith

-----------------------------------             --------------------------------
CUSIP No. 875386104                   13D         Page 15 of 23 Pages
-----------------------------------             --------------------------------


                                  EXHIBIT INDEX


Exhibit                                                                    Page
-------                                                                    ----

Joint Filing Agreement (previously filed)

Joint Filing Agreement between Steel Partners,
Warren Lichtenstein, Newcastle Partners, L.P.
and Mark E. Schwarz dated as of December 7, 1999
(previously filed)

Amendment No. 1 to Joint Filing Agreement                                    16

Director Nomination Letter from Steel Partners                               18
II to Tandycrafts, Inc., dated June 5, 2000

Letter to the Board of Directors of Tandycrafts,                             23
Inc., dated June 6, 2000.

-----------------------------------             --------------------------------
CUSIP No. 875386104                   13D         Page 16 of 23 Pages
-----------------------------------             --------------------------------


                    AMENDMENT NO. 1 TO JOINT FILING AGREEMENT



               WHEREAS, Steel Partners II, L.P., Newcastle Partners, L.P., Warren G. Lichtenstein and Mark E. Schwarz (the "Original Parties") entered into a Joint Filing Agreement dated December 7, 1999 (the "Agreement");

               WHEREAS, the Original Parties desire to amend the Agreement in order to nominate a slate of five directors at Tandycrafts' next annual meeting of stockholders;

               NOW, THEREFORE, BE IT RESOLVED, the Agreement is hereby amended as follows:

               1. The definition of "Group" is hereby amended to include James R. Henderson, Glen Kassan and Harold Smith.

               2. Each of the undersigned agrees to serve as director of Tandycrafts, Inc. if elected at the next annual meeting of stockholders.

               3. Except as amended hereby, the Agreement remains in full force and effect.

-----------------------------------             --------------------------------
CUSIP No. 875386104                   13D         Page 17 of 23 Pages
-----------------------------------             --------------------------------

              IN WITNESS WHEREOF, the parties hereto have caused this Amendment No. 1 to be executed as of May 31, 2000.


                                     STEEL PARTNERS II, L.P.
                                     150 East 52nd Street
                                     New York, NY 10022

                                     By:  Steel Partners, L.L.C.
                                          General Partner

                                     By:/s/ Warren G. Lichtenstein
                                        ----------------------------------------
                                        Warren G. Lichtenstein, Managing Member


                                     /s/ Warren G. Lichtenstein
                                     -------------------------------------------
                                         Warren G. Lichtenstein


                                     /s/ Mark E. Schwarz
                                     -------------------------------------------
                                         Mark E. Schwarz

                                     NEWCASTLE PARTNERS, L.P.
                                     4514 Cole Avenue
                                     Suite 600
                                     Dallas, TX 75205

                                     By: /s/ Mark E. Schwarz
                                         ---------------------------------------
                                             Mark E. Schwarz, General Partner


                                     /s/ James R. Henderson
                                     -------------------------------------------
                                         James R. Henderson


                                     /s/ Glen Kassan
                                     -------------------------------------------
                                         Glen Kassan


                                     /s/ Harold Smith
                                     -------------------------------------------
                                         Harold Smith


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CUSIP No. 875386104                   13D         Page 18 of 23 Pages
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                             STEEL PARTNERS II, L.P.
                        150 EAST 52ND STREET, 21ST FLOOR
                            NEW YORK, NEW YORK 10022

                                                                    June 5, 2000

BY FACSIMILE AND FEDERAL EXPRESS


Tandycrafts, Inc.
1400 Everman Parkway
Fort Worth, Texas 76140
Attention: Corporate Secretary

         Re: Notice of Intention to Nominate Individuals for Election as Directors at the 2000 Annual Meeting of Stockholders of Tandycrafts, Inc.

Ladies and Gentlemen:

                  This letter shall serve to satisfy the advance notice requirements of Article II, Section 8 of the Amended and Restated Bylaws, as amended (the "Bylaws") of Tandycrafts, Inc. ("Tandycrafts") as to the nomination by Steel Partners II, L.P., a Delaware limited partnership ("Steel"), of five nominees for election to the Board of Directors of Tandycrafts (the "Tandycrafts Board") at the next annual meeting of stockholders of the Company, or any other meeting of stockholders held in lieu thereof, and any adjournments, postponements, reschedulings or continuations thereof (the "Annual Meeting"). In connection with such action, Steel hereby requests that the Tandycrafts Board include the Steel nomination in Tandycrafts' proxy materials with respect to the Annual Meeting, in accordance with applicable law.

                  This letter and all Exhibits attached hereto are collectively referred to as the "Notice." Steel is the beneficial owner and/or owner of record of at least 1,537,100 shares of common stock, $1.00 par value per share, of Tandycrafts (the "Common Stock"). Steel's address is 150 East 52nd Street, 21st Floor, New York, New York 10022, and it holds certain of its Shares through the Depository Trust Company, whose address is 55 Water Street, 50th Floor, New York, New York 10041. Through this Notice, Steel hereby nominates and notifies you of its intent to nominate Warren G. Lichtenstein, Mark E. Schwarz, James R. Henderson, Glen Kassan and Harold Smith as nominees (the "Nominees") to be elected to the Board of Directors of the Company at the Annual Meeting. To the extent there are in excess of five (5) vacancies on the Tandycrafts Board to be filled by election at the Annual Meeting or Tandycrafts increases the size of the Tandycrafts Board above its existing size, Steel reserves the right to nominate additional nominees to be elected to the Tandycrafts Board at the Annual Meeting. Additional nominations made pursuant to the preceding sentence are without prejudice to the position of Steel that any attempt to increase the size of the Tandycrafts Board constitutes an unlawful manipulation of Tandycrafts' corporate machinery. If this Notice shall be deemed for any reason by a court of competent jurisdiction to be ineffective with respect to the nomination of any of the Nominees at the Annual Meeting, or if any individual


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CUSIP No. 875386104                   13D         Page 19 of 23 Pages
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Nominee shall be unable to serve for any reason,  this Notice shall  continue to be effective with respect to the remaining Nominee and as to any replacement Nominee(s) selected by Steel. The information required by the Bylaws follows:

         (i) The information concerning the Nominees required by Article II, Section 8 (d) and 8 (e) of the Bylaws are as follows:

         Warren G. Lichtenstein (34) is one of the nominees for director. Mr. Lichtenstein has been the Chairman of the Board, Secretary and the Managing
Member of Steel Partners, L.L.C. ("Steel LLC"), the general partner of Steel Partners II, L.P. since January 1, 1996. Prior to such time, Mr. Lichtenstein was the Chairman and a director of Steel Partners, Ltd., the general partner of Steel Partners Associates, L.P., which was the general partner of Steel Partners II, L.P. since 1993 and prior to January 1, 1996. Mr. Lichtenstein is a director of the following publicly held companies: Gateway Industries, Inc., WebFinancial Corporation, PLM International, Inc., Tech-Sym Corporation, CPX Corp., ECC International Corp. and Saratoga Beverage Group, Inc. As of the date hereof, Mr. Lichtenstein beneficially owned at least 1,537,100 shares of Common Stock, all of which were beneficially owned by Steel Partners II, L.P. The business address of Mr. Lichtenstein is 150 E. 52nd Street, 21st Floor, New York, New York 10022. Mr. Lichtenstein's residential address is 777 Spruce Street, Aspen, Colorado. Mr. Lichtenstein is not adverse to Tandycrafts or any of its subsidiaries in any material pending legal proceedings.

         In late 1995, Steel Partners II, L.P commenced a proxy solicitation to replace the incumbent directors of Medical Imaging Centers of America, Inc. ("MICA"). Thereafter, MICA initiated an action against Steel Partners II, L.P., Warren Lichtenstein, and others in the United States District Court for the Southern District of California, Medical Imaging Centers of America, Inc. v. Lichtenstein, et al, Case No. 96-0039B. On February 29, 1996, the Court issued an Order granting, in part, MICA's motion for a preliminary injunction on the grounds that plaintiff had demonstrated a probability of success on the merits of its assertion that defendants had violated Section 13 of the Securities Exchange Act of 1934. Under the Court's preliminary injunction, defendants in the action were enjoined from voting certain of their shares at MICA's annual meeting of shareholders, except pursuant to a formula under which they would be voted in the same proportion as other votes cast at the meeting. The Court declined to adjourn the annual meeting of shareholders. At the meeting, Steel Partners II, L.P. received sufficient votes to elect its nominees to the Board of MICA, after giving effect to the Court's preliminary injunction. The parties thereafter settled their differences pursuant to an agreement under which MICA agreed to initiate an auction process which, if not concluded within a certain time period, would end and thereafter the designees of Steel Partners II, L.P. would assume control of the Board of MICA. MICA was ultimately sold for $11.75 per share, as contrasted with the price of $8.25 per share, representing the closing price on the day prior to the initiation of Steel Partners II, L.P.'s proxy solicitation.

         Mark E. Schwarz (39) is one of the nominees for director. Mr. Schwarz has been the sole general partner of Newcastle Partners, L.P., a private investment firm, since January 1993. Mr. Schwarz was also Vice President and Manager of Sandera L.L.C., a private investment firm affiliated with Hunt Financial Group, L.L.C., a Dallas-based investment firm associated with the Lamar Hunt family ("Hunt"), from 1995 to September 1999 and a securities analyst and portfolio


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CUSIP No. 875386104                   13D         Page 20 of 23 Pages
-----------------------------------             --------------------------------


manager for SCM Advisors, L.L.C., a Hunt-affiliated registered investment advisor, from May 1993 to 1996. Mr. Schwarz is a director of Bell Industries, Inc. As of the date hereof, Mr. Schwarz beneficially owned at least 264,200 shares of Common Stock, all of which were beneficially owned by Newcastle Partners, L.P. The business address of Mr. Schwarz is 4514 Cole Avenue, Suite 600, Dallas, Texas 75205. Mr. Schwarz's residential address is 4020 Windsor Avenue, Dallas, Texas 75205. Mr. Schwarz is not adverse to Tandycrafts or any of its subsidiaries in any material pending legal proceedings.

         James R. Henderson (42) is one of the nominees for director. Since August 1999, Mr. Henderson has been a Vice-President of Steel LLC. From 1996 to July 1999, Mr. Henderson was employed in various positions with Aydin Corporation, which included a tenure as president and Chief Operating Officer from October 1998 to June 1999. Prior to his employment with Aydin, Mr. Henderson was employed as an executive with UNISYS Corporation. Mr. Henderson is a director of the following publicly held companies: Tech-Sym Corporation and ECC International Corp. As of the date hereof, Mr. Henderson did not beneficially own any shares of Common Stock. The business address of Mr. Henderson is 150 East 52nd Street, 21st Floor, New York, New York 10022. Mr. Henderson's residential address is 203 East Jefferson Street, Falls Church, Virginia 22046. Mr. Henderson is not adverse to Tandycrafts or any of its subsidiaries in any material pending legal proceedings.

         Glen Kassan (56) is one of the nominees for director. Since October 1999, Mr. Kassan has been a Vice-President of Steel LLC. From 1997 to 1998 Mr. Kassan served as Chairman and Chief Executive Officer of Long Term Care
Services,   Inc.,  a  privately  owned  healthcare  services  company  which  he co-founded in 1994 and which he initially served as Vice Chairman and Chief Financial Officer. As of the date hereof, Mr. Kassan did not beneficially own any shares of Common Stock. The business address of Mr. Kassan is 150 East 52nd Street, 21st Floor, New York, New York 10022. Mr. Kassan's residential address is 8 Barkley Court, East Brunswick, New Jersey 08816. Mr. Kassan is not adverse to Tandycrafts or any of its subsidiaries in any material pending legal proceedings.

         Harold Smith (76) is one of the nominees for director. Mr. Smith has been retired since 1999. From 1982 to 1999, Mr. Smith served as President of Funding Merchandising Resources Corporation (F.M.R.C.), a firm specializing in consulting distressed retail companies. Prior to his employment with F.M.R.C., Mr. Smith was the President and Chief Operating Officer of Woolco, a division of F.W. Woolworth. As of the date hereof, Mr. Smith did not beneficially own any shares of Common Stock. Mr. Smith's business and residential address is 4230 Deste Court, Apartment 102, Lake Worth, Florida 33467. Mr. Smith is not adverse to Tandycrafts or any of its subsidiaries in any material pending legal proceedings.

         (ii) For information regarding purchases and sales of shares of the Common Stock during the past two years, see Exhibit A.

         (iii) On December 7, 1999, Steel, Newcastle Partners, L.P. ("Newcastle") and Messrs. Lichtenstein, and Mark E. Schwarz entered into a Joint Filing Agreement, in which, among other things, (i) they agreed to the joint filing on behalf of each of them of


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CUSIP No. 875386104                   13D         Page 21 of 23 Pages
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                  statements on Schedule 13D with respect to the Common Stock of
                  Tandycrafts, (ii) they formed a group in order to evaluate the possibility of nominating a slate of directors to the Board of Directors of Tandycrafts at Tandycrafts' next annual meeting of stockholders or consider other matters for approval by Tandycrafts' stockholders and (iii) Steel Partners II, L.P. agreed to bear all expenses incurred in connection with such committee's nomination of persons to the Board of Directors of Tandycrafts, including approved expenses incurred by any of the nominees in the solicitation of written consents or votes by such committee. The Joint Filing Agreement is attached hereto as Exhibit B and incorporated herein by reference and
                  all  references   contained  herein  are  qualified  in  their
                  entirety by reference to such Joint Filing Agreement. On May 31, 2000, the Nominees, Steel and Newcastle entered into Amendment No. 1 to the Joint Filing Agreement ("Amendment No. 1"). Amendment No. 1 is attached hereto as Exhibit C and incorporated herein by reference and all references contained herein are qualified in their entirety by reference to such Amendment No. 1. Other than as stated above, there are no arrangements or understandings between Steel Partners II, L.P. and each nominee or any other person or person pursuant to which the nominations described herein are to be made, other than the consent by the nominees to serve as directors of the Company if elected as such at the Annual Meeting, attached hereto and incorporated herein by reference.

         (iv) Each of the Nominees has consented to serve as a director of Tandycrafts if so elected. Such consents are set forth as Exhibit D hereto.

         (v) The address of Steel, as we believe it appears on Tandycrafts' books, is 150 East 52nd Street, 21st Floor, New York, New York 10022.

         (vi) As of the date hereof, Steel is the beneficial owner of 1,537,100 shares of Common Stock. Based upon publicly available information as to the number of shares of Common Stock outstanding, these shares represent an aggregate of approximately 12.7% of the outstanding Common Stock as of the date hereof. Representatives of Steel intend to appear in person or by proxy at the Annual Meeting.

                  In addition to the information provided in this Notice, the Nominees and Steel will promptly provide any and all additional information reasonably required by Tandycrafts pursuant to the Bylaws or the Certificate of Incorporation, as amended. Please address any correspondence to Steel Partners II, L.P., 150 East 52nd Street, 21st Floor, New York, New York 10022, Attention:
Warren G. Lichtenstein, telephone (212) 813-1500, facsimile (212) 813-2198 (with a copy to our counsel, Olshan Grundman Frome Rosenzweig & Wolosky LLP, 505 Park Avenue, New York, New York 10022, Attention: Steven Wolosky, Esq., telephone
(212) 753-7200, facsimile (212) 755- 1467). The giving of this Notice is not an admission that the procedures for notice contained in the By-laws are legal, valid or binding, and Steel reserves the right to challenge their validity. In addition, Steel reserves the right to challenge any effort by Tandycrafts or its Board to conduct the Annual Meeting on any date other than November 8, 2000.


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CUSIP No. 875386104                   13D         Page 22 of 23 Pages
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                                      Very truly yours,

                                      STEEL PARTNERS II, L.P.

                                      By: Steel Partners L.L.C., General Partner

                                      /s/ Warren G. Lichtenstein
                                      ------------------------------------------
                                      Warren G. Lichtenstein
                                      Managing Member


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CUSIP No. 875386104                   13D         Page 23 of 23 Pages
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June 5, 1000


Attn. Michael Walsh
Board of Directors
Tandycrafts, Inc.
1400 Everman Parkway
Ft. Worth, Texas  76140


Dear Michael,

As you know, Steel Partners II, L.P. ("Steel Partners") is the single largest stockholder of Tandycrafts, Inc. owning 1,537,100 shares or approximately 14.9% of its outstanding shares. As such, we are very concerned about the Board and management's inability to create value for shareholders as evidenced by the significant and persistent decline in the price of Tandycrafts stock over a period of years. According to information contained in management's Proxy Statement for the 1999 Annual Meeting, the five-year cumulative total return earned on an investment in Tandycrafts' stock was a negative 73%, as compared to a positive 182% return for the NYSE market value index. During a time of great economic expansion and value creation enjoyed by many public companies in America, Tandycrafts' continued poor performance remains a very troubling matter.

Based on our discussions with Tandycrafts' Board, and our understanding of its current business situation, Steel Partners believes that the Board should hire a nationally recognized investment banking firm in order to pursue an immediate sale of Tandycrafts on terms which will maximize stockholder value. Steel Partners believes that the economic value of Tandycrafts is not reflected in its market price, nor is it likely to be in the foreseeable future. As a result, we believe that the value stockholders could receive in a sale or merger transaction is likely to be substantially more, on a present value basis, than the value stockholders can or will receive if the company continues on its present course.

Current management and the Board have had ample time to deliver on promises made to improve operating performance. Of particular concern is the recent decline in performance at the Tandycrafts' core frame division. To avoid further deterioration of value the Board should take steps to immediately pursue a sale of the Tandycrafts.

                                        Very truly yours,


                                        Steel Partners II, L.P.

                                        By: /s/ Warren Lichtenstein
                                            ------------------------------------
                                                Warren Lichtenstein